SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16949D101***

(CUSIP Number)

NewQuest Asia Fund I (G.P.) Ltd.

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman KY1-9005

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing three ordinary shares, $0.001 par value per share, of China Hydroelectric Corporation.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16949D101	Page 2 of 15 Pages

1	Names of reporting persons NewQuest Capital Management (Cayman) Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 87,737,462
	8	Shared voting power 95,576,057(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 95,576,057(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 59.0%(1)(2)
14	Type of reporting person CO

(1)	As a result of the irrevocable proxy given to CPT Wyndham Holdings Ltd. (“Parent”), an affiliate of NewQuest Capital Management (Cayman) Limited (“NewQuest Management”), NewQuest Asia Fund I (G.P.) Ltd. (“NewQuest GP”), NewQuest Asia Fund I, L.P. (“NewQuest”), and CPI Ballpark Investments Ltd (“CPI” and, together with NewQuest Management, NewQuest GP, and NewQuest, the “NewQuest Parties”), by the Rollover Shareholders (as defined below) pursuant to the Rollover Agreement (as defined below) as reported in Item 4 of this Amendment, each of the NewQuest Parties may be deemed to beneficially own the 7,838,595 Ordinary Shares that are directly owned by China Environment Fund III, L.P. (“CEF III”).
(2)	Based on the number of Ordinary Shares issued and outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 3 of 15 Pages

1	Names of reporting persons NewQuest Asia Fund I (G.P.) Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 87,737,462
	8	Shared voting power 95,576,057(1)
	9	Sole dispositive power 87,737,462
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 95,576,057(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 59.0%(1)(2)
14	Type of reporting person CO

(1)	As a result of the irrevocable proxy given to Parent by the Rollover Shareholders pursuant to the Rollover Agreement as reported in Item 4 of this Amendment, each of the NewQuest Parties may be deemed to beneficially own the 7,838,595 Ordinary Shares that are directly owned by CEF III.
(2)	Based on the number of Ordinary Shares issued and outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 4 of 15 Pages

1	Names of reporting persons NewQuest Asia Fund I, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 95,576,057(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 87,737,462
11	Aggregate amount beneficially owned by each reporting person 95,576,057(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 59.0%(1)(2)
14	Type of reporting person HC, PN

(1)	As a result of the irrevocable proxy given to Parent by the Rollover Shareholders pursuant to the Rollover Agreement as reported in Item 4 of this Amendment, each of the NewQuest Parties may be deemed to beneficially own the 7,838,595 Ordinary Shares that are directly owned by CEF III.
(2)	Based on the number of Ordinary Shares issued and outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 5 of 15 Pages

1	Names of reporting persons CPI Ballpark Investments Ltd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Republic of Mauritius
Number of shares beneficially owned by each reporting person with	7	Sole voting power 87,737,462
	8	Shared voting power 95,576,057(1)
	9	Sole dispositive power 87,737,462
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 95,576,057(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 59.0%(1)(2)
14	Type of reporting person OO

(1)	As a result of the irrevocable proxy given to Parent by the Rollover Shareholders pursuant to the Rollover Agreement as reported in Item 4 of this Amendment, each of the NewQuest Parties may be deemed to beneficially own the 7,838,595 Ordinary Shares that are directly owned by CEF III.
(2)	Based on the number of Ordinary Shares issued and outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 6 of 15 Pages

1	Names of reporting persons China Environment Fund III, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC, AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,838,595(1)
	8	Shared voting power 95,576,057(2)
	9	Sole dispositive power 7,838,595(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 95,576,057(2)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 59.0%(2)(3)
14	Type of reporting person PN

(1)	China Environment Fund III Management, L.P. (“CEF III Management”), the general partner of CEF III, and China Environment Fund III Holdings Ltd. (“CEF III Holdings” and, together with CEF III and CEF III Management, the “CEF Parties”), the general partner of CEF III Management, may each be deemed to have sole power to vote these shares.
(2)	As a result of the irrevocable proxy given to Parent by the Rollover Shareholders pursuant to the Rollover Agreement as reported in Item 4 of this Amendment, each of the CEF Parties may be deemed to beneficially own the 87,737,462 Ordinary Shares (including Ordinary Shares represented by ADSs (as defined below)) that are directly owned by CPI.
(3)	Based on the number of Ordinary Shares issued and outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 7 of 15 Pages

1	Names of reporting persons China Environment Fund III Management, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,838,595(1)
	8	Shared voting power 95,576,057(2)
	9	Sole dispositive power 7,838,595(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 95,576,057(2)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 59.0%(2)(3)
14	Type of reporting person PN

(1)	CEF III, CEF III Management, and CEF III Holdings may each be deemed to have sole power to vote these shares.
(2)	As a result of the irrevocable proxy given to Parent by the Rollover Shareholders pursuant to the Rollover Agreement as reported in Item 4 of this Amendment, each of the CEF Parties may be deemed to beneficially own the 87,737,462 Ordinary Shares (including Ordinary Shares represented by ADSs) that are directly owned by CPI.
(3)	Based on the number of Ordinary Shares issued and outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 8 of 15 Pages

1	Names of reporting persons China Environment Fund III Holdings Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,838,595(1)
	8	Shared voting power 95,576,057(2)
	9	Sole dispositive power 7,838,595(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 95,576,057(2)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 59.0%(2)(3)
14	Type of reporting person OO

(1)	CEF III, CEF III Management, and CEF III Holdings may each be deemed to have sole power to vote these shares.
(2)	As a result of the irrevocable proxy given to Parent by the Rollover Shareholders pursuant to the Rollover Agreement as reported in Item 4 of this Amendment, each of the CEF Parties may be deemed to beneficially own the 87,737,462 Ordinary Shares (including Ordinary Shares represented by ADSs) that are directly owned by CPI.
(3)	Based on the number of Ordinary Shares issued and outstanding as reported in Item 5 of this Amendment.

Item 1. Security and Issuer.

This Amendment to Schedule 13D (this “Amendment”) is filed jointly by the NewQuest Parties and the CEF Parties with respect to China Hydroelectric Corporation (the “Company”) relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), and American Depositary Shares, each representing three Ordinary Shares (“ADSs”), of the Company. The principal executive offices of the Company are at 901 Marco Polo Building, #80 Anli Lu, Chaoyang District, Beijing, 100101, China. The NewQuest Parties and the CEF Parties are together referred to herein as the “Reporting Persons.”

With respect to the NewQuest Parties, this Amendment represents Amendment No. 6 to the Schedule 13D with respect to the Company filed jointly by the NewQuest Parties with the Securities and Exchange Commission (the “SEC”) on December 5, 2012 (as amended, the “NewQuest Schedule 13D”), as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, filed with the SEC on July 3, 2013, July 31, 2013, September 4, 2013, September 24, 2013, and January 3, 2014, respectively.

With respect to the CEF Parties, this Amendment represents Amendment No. 11 to the Schedule 13D with respect to the Company that was filed jointly by the NewQuest Parties, the CEF Parties, and certain other reporting persons with the SEC commencing on August 21, 2012 (as amended, the “CEF Schedule 13D” and, together with the NewQuest Schedule 13D, this “Schedule 13D”), as amended and supplemented by Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, and Amendment No. 10, filed with the SEC on August 30, 2012, September 5, 2012, September 10, 2012, September 12, 2012, September 17, 2012, September 20, 2012, September 28, 2012, and October 2, 2012, respectively. The CEF Schedule 13D was filed by the CEF Parties in connection with, among other things, the creation of a voting consortium among the reporting persons thereunder (including the CEF Parties), which voting consortium was terminated effective as of September 28, 2012.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the NewQuest Schedule 13D and the CEF Schedule 13D, as applicable.

Item 2. Identity and Background.

Item 2 of the CEF Schedule 13D is hereby amended as follows:

The address for CEF III, CEF III Management, CEF III Holdings, and each of the executive officers and directors of the foregoing is Unit 2301,23/F, New World Tower 1, 16-18 Queen’s Road Central, Central, Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented as follows:

Pursuant to an agreement and plan of merger, dated as of January 13, 2014 (the “Merger Agreement”), by and among (i) CPT Wyndham Holdings Ltd. (“Parent”), (ii) CPT Wyndham Sub Ltd. (“Merger Sub”), and (iii) the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.2 hereto, and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately 66,523,608 issued and outstanding Ordinary Shares of the Company, including Ordinary Shares represented by ADSs (the “Publicly Held Shares”), owned by shareholders of the Company other than CPI and CEF III (together, the “Rollover Shareholders”) will be entitled to receive an aggregate of approximately US$77.8 million. This amount includes the estimated funds required by the Reporting Persons to purchase the Publicly Held Shares and pay for certain outstanding options to purchase Ordinary Shares, in each case, pursuant to the Merger Agreement.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained by the Reporting Persons pursuant to (i) an equity commitment letter, dated as of January 13, 2014 (the “Equity Commitment Letter”), by and among NewQuest, NewQuest Asia Fund II, L.P. (“NewQuest II”), and Parent, and (ii) a rollover and support agreement, dated as of January 13, 2014 (the “Rollover Agreement”), by and among Parent and the Rollover Shareholders. Under the terms and subject to the conditions of the Equity Commitment Letter, NewQuest and NewQuest II will provide equity financing of up to $79.5 million to Parent. The source of funds for such equity financing will come from the investors in such funds. Under the terms and subject to the conditions of the Rollover Agreement, in connection with the closing of the Merger, all of the Rollover Shares (as defined under the Rollover Agreement) will be cancelled and the Rollover Shareholders will subscribe for newly issued ordinary shares of Parent, par value $0.01 per share. The information disclosed in this paragraph is qualified in its entirety by reference to the Equity Commitment Letter and the Rollover Agreement, copies of which are filed as Exhibits 99.3 and 99.4 hereto, respectively, and are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

On January 13, 2014, the Company announced in a press release that it had entered into the Merger Agreement with Parent. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each Publicly Held Share will be converted into the right to receive $1.17 in cash, without interest, and each ADS representing Publicly Held Shares will be converted into the right to receive $3.51 in cash, without interest. The Merger is subject to the approval of the Company’s shareholders (by an affirmative vote of shareholders representing two-thirds or more of the Ordinary Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the approval of the Merger Agreement and the transaction contemplated thereby) and other customary closing conditions.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, the ADSs will no longer be traded on the New York Stock Exchange and will cease to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company will be privately held by the Reporting Persons. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Pursuant to the Rollover Agreement, each of the Rollover Shareholders has agreed that it will, among other things, until the closing of the Merger or six months following the termination of the Merger Agreement, (i) cause its representative(s) to appear at, or otherwise cause its Ordinary Shares to be counted as present at, any meeting of the shareholders of the Company at which matters related to the Merger will be considered, (ii) vote or cause to be voted all of its Ordinary Shares (a) in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement, and (b) against any other transaction, proposal, or action in opposition to, or which is intended, could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage, or adversely affect, the Merger or any of the other transactions contemplated by the Merger Agreement or the Rollover Agreement or the performance by such Rollover Shareholders of its obligations under the Rollover Agreement, (iii) irrevocably appoint Parent and any designee of Parent as its proxy and attorney-in-fact to vote or cause to be voted all of its Ordinary Shares in accordance with the foregoing, and (iv) not directly or indirectly transfer any of its Ordinary Shares without the prior written consent of Parent. In addition, each Rollover Shareholder, solely in its capacity as a shareholder of the Company, has agreed, that it will not, and will cause its officers, directors, employees, agents, advisors, and other representatives (in each case, acting in their capacity as such to such Rollover Shareholder) not to, among other things, without the prior written consent of Parent, directly or indirectly initiate, solicit, propose, approve, or otherwise participate in any Competing Transaction (as defined in the Merger Agreement), in each case, until the closing of the Merger or six months following the termination of the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, NewQuest and NewQuest II (together, the “Guarantors”) and the Company entered into a limited guarantee (the “Limited Guarantee”), pursuant to which the Guarantors irrevocably and unconditionally guaranteed to the Company, on the terms and subject to the conditions set forth therein, the due and punctual payment when due of the payment obligations of Parent to the Company with respect to the payment of (i) the total Parent Termination Fee (as defined in the Merger Agreement) pursuant to Section 9.03(b) of the Merger Agreement, and (ii) the total reimbursable Expenses (as defined in the Merger Agreement) pursuant to Section 9.03(c) of the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit 99.5 hereto, and is incorporated herein by reference in its entirety.

The NewQuest Parties may consider proposing one or more candidates to the Company’s board of directors who have worked closely with the Company since October 2012 to fill the current vacancy on the board, provide assistance to the Company’s management, and provide the NewQuest Parties with additional representation on the board. Any such candidate(s) will be evaluated by the board and subject to its approval.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Calculation of the Reporting Persons’ respective percentage ownership of the Company reported in this Amendment is based on 162,099,665 Ordinary Shares issued and outstanding as of September 30, 2013, as represented by the Company in its Report on Form 6-K filed on November 25, 2013.

NewQuest Parties

CPI directly and beneficially owns an aggregate of 87,737,462 Ordinary Shares, or approximately 54.1% of the Ordinary Shares deemed outstanding, which include 10,114,506 Ordinary Shares represented by 3,371,502 ADSs and 77,622,956 Ordinary Shares. NewQuest, its sole general partner, NewQuest GP, and NewQuest Management, an investment manager of NewQuest GP, may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by CPI.

CEF Parties

CEF III directly and beneficially owns an aggregate of 7,838,595 Ordinary Shares, or approximately 4.8% of the Ordinary Shares deemed outstanding. CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by CEF III.

By virtue of their actions in respect of the Merger as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by all other members of the same group. The Reporting Persons may therefore be deemed to beneficially own in the aggregate 95,576,057 Ordinary Shares (including Ordinary Shares represented by ADSs), which represent approximately 59.0% of the outstanding Ordinary Shares. Other than as disclosed herein, each of the NewQuest Parties disclaims any beneficial ownership of any Ordinary Shares held by the CEF Parties, and each of the CEF Parties disclaims beneficial ownership of any Ordinary Shares (including Ordinary Shares represented by ADSs) held by the NewQuest Parties.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Except as set forth in this Item 5(a), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Listed Persons beneficially owns any Ordinary Shares or ADSs.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) Not applicable.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented as follows:

On January 13, 2014, Parent, Merger Sub and the Company entered into the Merger Agreement. The descriptions of the Merger Agreement in Item 3 and Item 4 of this Amendment are incorporated herein by reference. Concurrently with the execution of the Merger Agreement, (i) NewQuest, NewQuest II, and Parent entered into the Equity Commitment Letter, (ii) the Rollover Shareholders and Parent entered into the Rollover Agreement, and (iii) the Guarantors and the Company entered into the Limited Guarantee.

The descriptions in Item 3 and Item 4 of this Amendment of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of these agreements in this Amendment are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 99.2 through 99.5 and are incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits.

The following agreements are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated January 13, 2014.

99.2	Agreement and Plan of Merger, dated January 13, 2014, among CPT Wyndham Holdings Ltd., CPT Wyndham Sub Ltd., and China Hydroelectric Corporation.

99.3	Equity Commitment Letter, dated January 13, 2014, by and among NewQuest Asia Fund I, L.P., NewQuest Asia Fund II, L.P., and CPT Wyndham Holdings Ltd.

99.4	Rollover and Support Agreement, dated January 13, 2014, by and among CPI Ballpark Investments Ltd, China Environmental Fund III, L.P., and CPT Wyndham Holdings Ltd.

99.5	Limited Guarantee, dated January 13, 2014, by and among NewQuest Asia Fund I, L.P., NewQuest Asia Fund II, L.P., and China Hydroelectric Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2014	NEWQUEST CAPITAL MANAGEMENT (CAYMAN) LIMITED

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I (G.P.) LTD.

	By:	/s/ Darren C. Massara
	Name:	Darren C. Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I, L.P.
By: NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren C. Massara
	Name:	Darren C. Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

CPI BALLPARK INVESTMENTS LTD

	By:	/s/ Georges A Robert
	Name:	Georges A Robert
	Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2014	CHINA ENVIRONMENT FUND III, L.P.
By: China Environment Fund III Management, L.P., its general partner

By: China Environment Fund III Holdings Ltd., its general partner

	By:	/s/ Yun Pun Wong
	Name:	Yun Pun Wong
	Title:	Authorized Signatory

CHINA ENVIRONMENT FUND III MANAGEMENT, L.P.
By: China Environment Fund III Holdings Ltd., its general partner

	By:	/s/ Yun Pun Wong
	Name:	Yun Pun Wong
	Title:	Authorized Signatory

CHINA ENVIRONMENT FUND III HOLDINGS LTD.

	By:	/s/ Yun Pun Wong
	Name:	Yun Pun Wong
	Title:	Authorized Signatory